UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Commission file number 001-40469

illumin Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, without par value

(Title of Class of Securities)

00510L106

(CUSIP Number of Class of Securities)

Elliot Muchnik

Chief Financial Officer

illumin Holdings Inc.

70 University Ave., Suite 1200

Toronto, Ontario M5J 2M4

(416) 218-9888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Brian M. Pukier

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street Toronto, Ontario M5L 1B9

(416) 869-5500

Michael J. Solecki

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On July 26, 2023, illumin Holdings Inc. (the “Corporation”) shared a press release announcing its launch of a substantial issuer bid (“SIB”) and intention to delist from The Nasdaq Stock Market. A copy of the press release is attached as Exhibit 99.1 to this Schedule TO.

The communication is for informational purposes only and is not intended to and does not constitute an offer to purchase nor a solicitation of an offer to sell the Corporation’s common shares. The SIB has not yet commenced. On the commencement date of the SIB, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed by the Corporation with the United States Securities and Exchange Commission (the “SEC”). The solicitation and the offer to purchase the common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the tender offer statement and related documents filed with the SEC (in each case, when available) at the website maintained by the SEC at www.sec.gov or by requesting those materials from the depositary for the SIB, which will be named in the tender offer statement. Shareholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Item 12.	Exhibits

Exhibit No.	Exhibit Description

99.1	Press Release